Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-208652
October 4, 2016

REALTY INCOME CORPORATION

PRICING TERM SHEET

3.000% Notes due 2027

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated October 4, 2016 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated December 21, 2015 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Trade Date:	October 4, 2016

Expected Settlement Date:	October 12, 2016 (T+5)

Anticipated Ratings(1):	Baa1 by Moody’s Investors Service, Inc. (positive outlook)
BBB+ by Standard & Poor’s Ratings Services (positive outlook)
BBB+ by Fitch Ratings (stable outlook)

Net Proceeds:	Approximately $588.1 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company

Use of Proceeds:

The Company intends to use the net proceeds from this offering to repay borrowings outstanding under its $2.0 billion revolving credit facility and, to the extent not used for that purpose, to fund potential investment opportunities and/or for other general corporate purposes. On September 30, 2016, the Company had approximately $1.1 billion of outstanding borrowings under its revolving credit facility. Borrowings under the revolving credit facility were generally used to acquire properties. For additional information, see “Use of Proceeds” in the Preliminary Prospectus Supplement.

Security:	3.000% Notes due 2027

Principal Amount:	$600,000,000

Maturity Date:	January 15, 2027

Interest Rate:	3.000% per annum, accruing from October 12, 2016

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2017

Price to Public:	98.671%, plus accrued interest, if any

(1)   Note:  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Spread to Benchmark Treasury:	+ 147 basis points

Benchmark Treasury:	1.500% due August 15, 2026

Benchmark Treasury Price/Yield:	98-11 / 1.683%

Reoffer Yield:	3.153%

Optional Redemption:

Prior to October 15, 2026 (the “Par Call Date”), the notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of (a) 100% of the principal amount of the notes to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming the notes matured and that accrued and unpaid interest on the notes was payable on the Par Call Date, discounted to such redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus 25 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest, if any, to such redemption date.

On or after the Par Call Date, the notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date.

See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP/ISIN:	756109AS3 / US756109AS39

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Barclays Capital Inc.
BNY Mellon Capital Markets, LLC
Goldman, Sachs & Co.
U.S. Bancorp Investments, Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Regions Securities LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Lead Managers:	Credit Suisse Securities (USA) LLC
Mizuho Securities USA Inc.

Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
Stifel, Nicolaus & Company, Incorporated

Co-Managers:	Moelis & Company LLC
Comerica Securities, Inc.
Evercore Group L.L.C.
Raymond James & Associates, Inc.
Samuel A. Ramirez & Company, Inc.
Academy Securities, Inc.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank.

Stifel, Nicolaus & Company, Incorporated may pay an unaffiliated entity or its affiliate, who is also a lender under our $2.0 billion revolving credit facility and $250.0 million term loan facility, a fee in connection with this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, Barclays Capital Inc. by telephone (toll free) at 1-888-603-5847, BNY Mellon Capital Markets, LLC by telephone (toll free) at 1-800-269-6864, Goldman, Sachs & Co. by telephone (toll free) at 1-866-471-2526, or U.S. Bancorp Investments, Inc. by telephone (toll free) at 1-877-558-2607.